VIA EDGAR

September 23, 2024

Seamus O’Brien, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Funds Trust (the “Trust”)
	File Nos.:	File Nos. 333-278528 and 811-23952
	Funds:	Lincoln Inflation Plus Fund and Lincoln U.S. Equity Income Maximizer Fund (each a “Fund” collectively, the “Funds”)

Dear Mr. O’Brien:

This letter responds to your comments, provided via phone meeting on July 31, 2024, to the Trust’s initial comment response letter (“Registrant’s Response”) regarding registration statement filed on Form N-1A on April 5, 2024, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”). Any comments to the disclosure for one Fund will be applied to both Funds, where applicable.

The following are your comments and the Trust’s responses.

1.

In reference to Registrant’s Response to comment 4, please clarify and provide enhanced disclosure regarding the funds 80% test in item 9 and specifically provide background on Bloomberg’s Global Equity Indices Methodology.

RESPONSE: The requested revision has been made. The Registrant has updated its disclosure as follows:

The Fund, under normal circumstances, invests at least 80% of its net assets (including borrowings for investment purposes) in equity and equity related securities of U.S. companies. These are companies where the Country of Risk, as defined by Bloomberg’s Global Equity Indices Methodology, is the United States. The Country of Risk is a Bloomberg proprietary value, primarily driven by four factors: country of domicile, country of listing, country of largest revenue and reporting currency.

2.	In reference to Registrant’s Response to comment 6, please clarify disclosure to say whether an index is being replicated. If not, please disclose/summarize the portfolio construction methodology.

RESPONSE: The requested revision has been made. The Registrant has updated its disclosure as follows:

The Fund invests in an index replication-style portfolio constructed from certain of the top 500 listed U.S. companies by market capitalization. The equity portfolio is constructed using an optimization process to provide exposure to the U.S. large cap market. This risk-based approach uses defined constraints (in this case, the number of holdings) and solves for the lowest available tracking error to the S&P 500 Index given this number of holdings.

3.	In reference to Registrant’s Response to comment 9(a), please move the disclosure relating to the definition of a call option to Item 9.

RESPONSE: The requested revision has been made.

4.

In reference to Registrant’s Response to comment 10, please confirm supplementally that selling options by the Fund will always be part of a covered call strategy (i.e., not uncovered). If the fund will sell uncovered options, corresponding risk should be updated to reflect risks of selling uncovered (and to specify whether it is put/call option selling).

RESPONSE: The Registrant confirms that the selling of covered call options is the only options strategy that is a principal investment strategy of the Fund.

5.

In reference to Registrant’s Response to comment 14, the Staff could not locate the referenced amended disclosure relating to acquired fund fees and expenses (“AFFE”). Please confirm that this disclosure was included and please provide the Staff with blacklines for the N-1A/A previously filed and a separate blackline for the current comments.

RESPONSE: The Registrant notes that the table describing the Funds’ annual fund operating expense have been filled in, including AFFE.

6.

In reference to Response to comment 15 in Registrant’s Response, the disclosure in the pre-effective amendment discusses the investment objective, which is to provide capital growth above U.S. inflation over an economic cycle, and then discloses a broad range of asset classes and securities to buy and sell. Please clarify the disclosure to describe how the sub-adviser decides what securities and asset classes it chooses. See Item 9(b)(2).

RESPONSE: The requested revision has been made. The Registrant has updated its disclosure as follows:

Positions are determined on a market-by-market basis by the Sub-Adviser’s investment outlook, which is summarized in the form of scorecard which covers all investable markets. This enables the Sub-Adviser to rank opportunities across fixed income, currencies, commodities as well as some equities and construct a diversified portfolio purely of investments that are forecast to generate inflation-beating returns. Each investable market is put into one of three tiers, based on the U.S. dollar aggregate open interest and volumes, meaning the more liquid the market the larger the position permitted.

7.

In reference to Registrant’s Response to 17 (d), please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the funds compliance with its concentration policies.

RESPONSE: The Registrant would like to clarify that neither the Fund nor its Adviser will ignore investments in affiliated or unaffiliated Underlying Funds. For affiliated Underlying Funds, the Registrant has access to current portfolio investment information and therefore monitors the individual portfolio holdings of such funds on a regular basis for purposes of its concentration policy testing.

For unaffiliated Underlying Funds, the Fund does not have current portfolio investment information. When conducting its concentration policy testing with respect to an unaffiliated Underlying Fund that discloses that it will concentrate in a particular industry, the Fund will generally consider the entire holding of such Underlying Fund to constitute exposure to the specified industry. Unaffiliated underlying funds that do not concentrate in a particular industry are excluded from industry concentration testing because they are not mathematically able to increase the Fund’s overall industry concentration.

8.	In reference to Registrant’s Response to 21(a), please clarify that the referenced disclosure regarding the investment policies is on an aggregate basis.

RESPONSE: The requested revision has been made.

9.

In reference to Registrant’s Response to 21(a), please clarify that the statement, “…and restrictions that apply to management of the fund and restrictions applying to the fund on liquidity, brokerage, leverage, and timing…” is meant to apply on an aggregate basis.

RESPONSE: The Registrant has updated its disclosure as follows:

The Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund on an aggregate basis. As a result, the Adviser and the Sub-Adviser, in managing the Subsidiary’s portfolio, are subject to the same investment policies and restrictions (on an aggregate basis) that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary.

10.	In reference to Registrant’s Response to 21(a), please confirm where the policies and restrictions referenced in the disclosure are located in the SAI.

RESPONSE: To eliminate confusion, the Registrant has removed the reference to the SAI as it is not meant to serve as a comprehensive source for the policies and procedures that apply to the Fund or its subsidiary.

11.	In reference to Registrant’s Response to 21(a), please explain in correspondence what tests the Fund and subsidiary test for on a consolidated basis.

RESPONSE: The testing performed on a consolidated basis across the Fund and its Subsidiary include Rule 18f-4 derivatives testing, fund diversification testing under Internal Revenue Service Section 851(b)(3)(A), testing under the Fund’ s liquidity risk management program, 1940 Act diversification testing, and ongoing testing for investment limitations stated within prospectus describing the Fund’s investment strategy.

12.

In reference to Registrant’s Response to 21(b), please clarify the disclosure provided in the response to 21(b) that the Fund complies with provisions of the Investment Company Act of 1940 (the “1940 Act”) governing capital structure (Section 18) on an aggregate basis with the subsidiary so that the Fund and subsidiary comply with Section 18.

RESPONSE: The Registrant confirms this via this correspondence and references the updated disclosure in response to Comment 9 which also clarifies this matter.

13.

In reference to Registrant’s Response to 21(c), please clarify the disclosure that any investment adviser to the Cayman subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (i.e., Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. If there is a separate agreement with the sub-adviser and Cayman subsidiary please incorporate into the Registration Statement as an exhibit.

RESPONSE: The Registrant confirms this via this correspondence and references the updated disclosure in response to Comment 9 which also clarifies this matter. Additionally, the sub-advisory agreement for the subsidiary has been included as an exhibit to the most recent filing.

14.	Additionally regarding Registrant’s Response to comment 21(c), please specifically confirm that any Fund sub-advisory contracts will be subject to review by the Board under 15(c).

RESPONSE: The Registrant confirms this via this correspondence and references the updated disclosure in response to Comment 9 which also clarifies this matter.

15.

In reference to Registrant’s Response to 21(d), please clarify in disclosure that the Cayman subsidiary complies with 1940 Act provisions relating to affiliated transactions and custody (i.e., Section 17). Identify the custodian of the Cayman subsidiary, if any.

RESPONSE: The Registrant confirms this via this correspondence and references the updated disclosure in response to Comment 9 which also clarifies this matter.

16.

In reference to Registrant’s Response to 21(j), please clarify in disclosure that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

RESPONSE: The Registrant affirms via this correspondence that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. The Registrant notes that this is not a principal investments strategy of the Fund and, because of this, respectfully declines to include disclosure stating a negative strategy of the Fund. As the instructions to Form N-1A note, “A negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.”

17.

In reference to Registrant’s Response to comment 22, while the Staff acknowledges that the strategy has a broad mandate to invest in different classes/investments for the economic cycle, to the extent that the Fund would have principal exposure to commodities, the Fund should disclose in Items 4 and 9, respectively.

RESPONSE: The requested revision has been made. The Registrant has updated its disclosure as follows:

The Fund is actively managed and will over time invest in a broad range of asset classes worldwide including bonds, emerging markets debt, currencies, Commodity Instruments (as defined below), and equities, in any currency, either directly or indirectly through unaffiliated open-end investment funds (mutual funds) and ETFs (collectively, the “Underlying Funds”).

18.

In reference to Registrant’s Response to comment 24, please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the funds compliance with its concentration policies.

RESPONSE: Please reference Registrant’s response to Comment 7 above.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq. Teriana Griggs